      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 10, 2002

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                       J.B. HUNT TRANSPORT SERVICES, INC.
               (Exact name of registrant as specified in charter)

                     ARKANSAS                                            71-033511
          (State or other jurisdiction of                            (I.R.S. Employer
          incorporation or organization)                            Identification No.)

                             ---------------------
                         615 J.B. HUNT CORPORATE DRIVE
                             LOWELL, ARKANSAS 72745
                                  479-820-0000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------
                            KIRK THOMPSON, PRESIDENT
                       J.B. HUNT TRANSPORT SERVICES, INC.
                         615 J.B. HUNT CORPORATE DRIVE
                             LOWELL, ARKANSAS 72745
                                  479-820-0000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                                   COPIES TO:

              C. DOUGLAS BUFORD, JR.                                THOMAS E. CONSTANCE
                 CHARLES C. PRICE                                    THOMAS E. MOLNER
          WRIGHT, LINDSEY & JENNINGS LLP                    KRAMER LEVIN NAFTALIS & FRANKEL LLP
        200 WEST CAPITOL AVENUE, SUITE 2200                          919 THIRD AVENUE
            LITTLE ROCK, ARKANSAS 72201                        NEW YORK, NEW YORK 10022-3852
                   501-371-0808                                        212-715-9100

                             ---------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plan, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
TITLE OF EACH CLASS OF
      SECURITIES               AMOUNT TO               PROPOSED MAXIMUM             PROPOSED MAXIMUM               AMOUNT OF
   TO BE REGISTERED          BE REGISTERED        OFFERING PRICE PER SHARE(1)  AGGREGATE OFFERING PRICE(1)      REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par
  value..............       5,865,000 Shares               $26.52                    $155,539,800                  $14,309.66
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) based on the average of the high and low prices of the Common Stock as reported on the Nasdaq National Market on May 7, 2002.
                             ---------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED MAY 10, 2002

PROSPECTUS

                                5,100,000 SHARES

                                     (LOGO)

                                  COMMON STOCK
                             ---------------------

     We are selling 2,000,000 shares of our common stock, and the selling shareholder identified in this prospectus is selling an additional 3,100,000 shares of our common stock. We will not receive any proceeds from the sale of shares by the selling stockholder.

     Our common stock is traded on the Nasdaq National Market under the symbol "JBHT." On May 9, 2002, the last reported sale price for our common stock was $26.59 per share.

     SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR CERTAIN RISKS THAT YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                         ------------------------------

                                                              PER SHARE    TOTAL
                                                              ---------   --------
Public offering price.......................................  $           $
Underwriting discounts and commissions......................  $           $
Proceeds, before expenses, to the company...................  $           $
Proceeds, before expenses, to the selling stockholder.......  $           $

                         ------------------------------

     The underwriters may, under certain circumstances, purchase up to an additional 765,000 shares of common stock from the Company at the public offering price less the underwriting discount.

     The underwriters are severally underwriting the shares being offered. The underwriters expect to deliver the shares against payment in New York, New York,
on or before           , 2002.

                         ------------------------------

BEAR, STEARNS & CO. INC.   CREDIT SUISSE FIRST BOSTON   DEUTSCHE BANK SECURITIES

                 JPMORGAN
                                   BB&T CAPITAL MARKETS
                                                           STEPHENS INC.

                The date of this prospectus is           , 2002.

                               PROSPECTUS SUMMARY

     This summary highlights certain information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors." The terms "Company," "we" or "us" refer to J.B. Hunt Transport Services, Inc., and its subsidiaries unless the context otherwise requires.

     Unless otherwise stated in this prospectus, we have assumed throughout this prospectus that the underwriters' over-allotment option is not exercised.

                                  THE COMPANY

     We are one of the largest full-load transportation logistics companies in North America. We operate in three distinct, yet complementary, business segments, providing a wide range of tailored solutions to a diverse group of customers. Our three business segments are: Truck, the movement of freight by dry van truckload; Intermodal, the movement of freight by container or trailer using two or more modes of transportation; and Dedicated Contract Services
(DCS), the design, development, and execution of supply chain solutions for customers. We believe that this wide range of services gives us a competitive advantage and provides significant cross-selling opportunities with large shippers that seek to use a limited number of core carriers. In 2001, all of our ten largest customers utilized at least two of our three service offerings, and nine of them used all three. For the fiscal year ended December 31, 2001, our revenues totaled $2.1 billion of which $829 million or 39% was attributed to our Truck business segment, $741 million or 35% to our Intermodal business segment, and $549 million or 26% to our DCS business segment.

     In recent years, we have taken significant steps to re-establish a primary focus on the profitability of our core business segments. The benefits of these initiatives, which are summarized below, are beginning to become apparent in our operating results. The most significant of these are:

     - Focusing on our core businesses by separating our Truck and Intermodal segments, which had previously operated as a single segment, and selling or discontinuing seven non-core businesses;

     - Improving and standardizing our equipment fleet to provide additional operating flexibility and to address driver preference;

     - Stabilizing our driver pool and enhancing our ability to attract experienced drivers; and

     - Implementing our yield management program using proprietary technologies to deploy our assets where we believe they can optimize profitability.

     As a result of these and other initiatives, we improved our operating ratio for the first quarter of 2002 compared to the first quarter of 2001 and for the fiscal year 2001 compared to the fiscal year 2000 by 1.0% and 0.5%, respectively. We believe that there are significant opportunities to continue to improve our margins, particularly in our Truck and DCS segments.

OPERATING STRATEGY

     We seek to add value to each customer's supply chain by providing superior service at competitive rates while reducing our customers' costs through network density, modal conversion, and dedicated fleets. We believe that our operating strategy can add value to customers and increase our profits and returns to shareholders. The key elements of our operating strategy are:

     - Focus on yield management. In each business segment, we have implemented a yield management driven decision-making process that directs us to deploy our assets where we believe they can generate optimal profitability. In our Truck segment, we continually seek to replace less profitable freight with more profitable lanes and loads. This involves an increased focus on service-sensitive customers in short-to-medium haul traffic lanes where margins are higher and seasonal demand fluctuations are less volatile. We seek additional freight density in our Intermodal lanes where we believe our service is superior to our competitors' and where our margins are attractive. We intend to continue to grow our DCS business with customers in selected industries that we believe have freight characteristics that provide an acceptable level of profitability.

     - Offer diversified, complementary services. We are one of three major full-load transportation logistics companies to offer truckload, intermodal, and dedicated contract services. We believe our diversified service offering adds value for our customers and provides us with significant cross-selling opportunities.

     - Leverage our broad geographic scope and high network density. We believe that the large scale and broad geographic scope of our operations allow us to meet our customers' shipping requirements better than smaller or more limited truckload carriers. Although a large number of carriers may provide competition on a regional basis, only a limited number of carriers can compete in all of our geographic markets. In addition, our high network density allows us to fill backhaul routes, thereby reducing empty miles and increasing asset utilization.

     - Provide safe, superior service. We pride ourselves on our record of quality service and safety. Our on-time service for 2001 was 97% for our Truck segment, 93% for our Intermodal segment, and over 99% for our DCS segment. We ranked second in terms of safety in a recent DOT peer group comparison including 22 of our largest competitors.

     - Utilize leading edge systems and technology. We believe we have the most advanced technological systems in the truckload industry. Our proprietary systems enable us to better manage our assets, improve profitability, and enhance customer service.

                              COMPANY INFORMATION

     We were incorporated in Arkansas in 1961. Our principal executive offices are located at 615 J.B. Hunt Corporate Drive, Lowell, Arkansas 72745, and our telephone number is (479) 820-0000. Our website address is http://www.jbhunt.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information on our website as part of this prospectus.

                                  THE OFFERING

     We are offering for sale 2,000,000 shares, par value $0.01 per share, of our common stock. The selling stockholder is offering for sale a total of 3,100,000 shares of our common stock.

Common stock offered by us...........      2,000,000 shares

Common stock offered by the selling
stockholder..........................      3,100,000 shares

Common stock outstanding after the
offering(1)..........................      38,336,471 shares

Use of proceeds......................      We intend to use the net proceeds
                                           from this offering to repay
                                           indebtedness and to fund capital
                                           expenditures. We will not receive any
                                           proceeds from the sale of shares by
                                           the selling stockholder.

Nasdaq National Market symbol........      JBHT
---------------

(1) The number of shares to be outstanding after this offering is based on 36,336,471 shares of our common stock outstanding as of March 31, 2002, before giving effect to this offering. The number excludes approximately 1.5 million shares of our common stock available for issuance under our Management Incentive Plan. In addition, 490,000 shares of common stock were issuable upon exercise of outstanding stock options as of March 31, 2002, with a weighted average exercise price of $16.15 per share.

                                  RISK FACTORS

     For a description of certain risks that you should consider before buying shares of our common stock, see "Risk Factors."

                SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA

     The following summary financial data of the Company as of and for the years ended December 31, 1999, 2000, and 2001, under the captions "Statement of Operations Data," "Other Financial Data," "Balance Sheet Data" and "Financial Data by Operating Segment" are derived from our consolidated financial statements and the footnotes thereto. These financial statements have been audited by KPMG LLP. The summary financial data as of and for the periods ended March 31, 2001 and 2002 have been derived from our unaudited interim financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of our financial position and the results of operation for these periods. This data should be read in conjunction with the financial statements, related notes, and other financial information included or incorporated by reference in this prospectus.

                                                                                      THREE MONTHS
                                                     YEAR ENDED DECEMBER 31,         ENDED MARCH 31,
                                                ---------------------------------   -----------------
                                                  1999        2000        2001       2001      2002
                                                ---------   ---------   ---------   -------   -------
                                                                                       (UNAUDITED)
                                                (IN MILLIONS, EXCEPT PER SHARE DATA AND PERCENTAGES)
STATEMENT OF OPERATIONS DATA:
Operating revenue.............................  $2,045.1    $2,160.4    $2,100.3    $495.4    $510.2
Operating expenses............................   1,970.8     2,097.0     2,028.1     487.1     496.6
Operating income..............................      74.3        63.4        72.2       8.4      13.6
Interest expense..............................     (28.3)      (25.7)      (27.0)     (6.3)     (6.8)
Equity in earnings (loss) of associated
  companies(1)................................       3.1         4.8        (2.1)      0.2      (0.5)
Earnings before income taxes..................      49.1        42.4        43.1       2.3       6.3
Net earnings..................................  $   31.9    $   36.1    $   32.9    $  1.6    $  4.9
                                                ========    ========    ========    ======    ======
Basic earnings per share......................  $   0.90    $   1.02    $   0.93    $ 0.05    $ 0.13
                                                ========    ========    ========    ======    ======
Diluted earnings per share....................  $   0.89    $   1.02    $   0.91    $ 0.05    $ 0.13
                                                ========    ========    ========    ======    ======
Weighted average common shares outstanding....      35.6        35.3        35.6      35.3      36.3
Weighted average diluted shares outstanding...      35.8        35.4        36.2      35.7      37.3

OTHER FINANCIAL DATA:
Operating Ratio(2)............................      96.4%       97.1%       96.6%     98.3%     97.3%
EBITDA(3).....................................  $  223.3    $  197.8    $  215.0    $ 43.9    $ 49.6
Capital Expenditures, net(4)..................  $   10.3    $   99.3    $   27.8    $(25.2)   $ 40.9

                                                                  MARCH 31, 2002
                                                              ----------------------
                                                                             AS
                                                               ACTUAL    ADJUSTED(5)
                                                              --------   -----------
                                                                   (UNAUDITED)
BALANCE SHEET DATA:
Current assets..............................................  $  329.5    $  356.8
Total assets................................................   1,220.6     1,247.9
Current liabilities.........................................     228.6       205.6
Total debt and capitalized leases...........................     408.3       385.3
Stockholders' equity........................................     472.5       522.8

---------------

(1) Includes our share of the financial results of: (i) Transplace, Inc. (TPC) beginning in July, 2000, and (ii) our former Mexican joint venture for all periods presented. In July, 2000, we contributed our logistics business to TPC in exchange for a 27% ownership interest in TPC. During the first quarter of 2002, we closed the sale of our Mexican joint venture to the majority owner.

(2) Operating expenses, as a percentage of revenue.

(3) We define EBITDA as operating income plus depreciation and amortization. We have included EBITDA because it is commonly used as a measurement of financial performance by investors to analyze and compare companies on the basis of operating performance. EBITDA is not a measurement of financial performance under generally accepted accounting principles (GAAP) and should not be considered an alternative either to operating income, as an indicator of our operating performance, or to cash flows from operating activities, as a measurement of our liquidity, each as determined in accordance with GAAP.

(4) Capital expenditures less proceeds from sales of revenue equipment.

(5) As adjusted to give effect to our receipt of the estimated net proceeds from our sale of 2,000,000 shares of common stock in this offering at an assumed public offering price of $26.59 per share.

FINANCIAL DATA BY OPERATING SEGMENT:

                                                            YEAR ENDED        THREE MONTHS ENDED
                                                           DECEMBER 31,           MARCH 31,
                                                        -------------------   ------------------
                                                          2000       2001      2001      2002
                                                        --------   --------   ------   ---------
                                                                     (IN MILLIONS)
OPERATING REVENUE:
  Truck...............................................  $  833.8   $  828.6   $204.7    $187.7
  Intermodal..........................................     681.1      740.5    167.9     185.5
  DCS.................................................     478.6      548.7    127.8     142.9
  Logistics(1)........................................     230.0         --      0.1        --
  Other...............................................        --        0.6       --        --
                                                        --------   --------   ------    ------
     Subtotal.........................................   2,223.5    2,118.4    500.5     516.1
  Inter-segment eliminations..........................     (63.1)     (18.1)    (5.0)     (5.9)
                                                        --------   --------   ------    ------
       Total..........................................  $2,160.4   $2,100.3   $495.4    $510.2
                                                        ========   ========   ======    ======
OPERATING INCOME (LOSS):
  Truck...............................................  $   (7.1)  $    8.7   $ (3.2)   $ (2.2)
  Intermodal..........................................      36.7       42.1      7.3      10.5
  DCS.................................................      28.4       17.4      4.3       5.3
  Logistics(1)........................................       8.1         --       --        --
  Other...............................................      (2.7)       4.0       --        --
                                                        --------   --------   ------    ------
       Total..........................................  $   63.4   $   72.2   $  8.4    $ 13.6
                                                        ========   ========   ======    ======

---------------

(1) As of December 31, 2000, TPC qualified as a reportable business segment for financial reporting purposes. However, the logistics segment information for 2001 shown above excludes TPC from its inception in July 2000. We account for TPC using the equity method, and it did not qualify as a reporting segment in 2001.

OPERATING STATISTICS BY SEGMENT:

                                                                               THREE MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,        MARCH 31,
                                                     -----------------------   -------------------
                                                        2000         2001        2001       2002
                                                     ----------   ----------   --------   --------
TRUCK:
  Operating ratio..................................      100.8%        98.9%      101.6%     101.2%
  Total loads......................................    915,783      946,672     229,872    229,297
  Net revenue (excluding fuel surcharge) per
     tractor per week..............................   $  2,710     $  2,600    $  2,416   $  2,477
  Length of haul in miles..........................        616          590         609        557
  Net change in revenue per loaded mile (excluding
     fuel surcharge)...............................        3.4%         3.2%        2.6%       3.3%
  Average number of tractors during the period.....      5,767        5,964       6,089      5,880
  Tractors at end of period:
     Company owned.................................      5,851        5,382       5,942      5,487
     Independent contractor........................         16          337         112        459
                                                      --------     --------    --------   --------
       Total tractors..............................      5,867        5,719       6,054      5,946
  Trailers at end of period........................     18,121       20,948      18,756     20,786


INTERMODAL:
  Operating ratio..................................       94.6%        94.3%       95.6%      94.3%
  Total loads......................................    457,359      472,567     104,872    110,770
  Net change in revenue per loaded mile (excluding
     fuel surcharge)...............................        0.2%         1.7%        0.1%       1.4%
  Tractors at end of period........................        908          910         902        918
  Containers at end of period......................     21,929       18,711      21,162     18,808


DCS:
  Operating ratio..................................       94.1%        96.8%       96.6%      96.3%
  Net revenue (excluding fuel surcharge) per
     tractor per week..............................      2,605        2,500       2,460      2,580
  Average number of tractors during the period.....      3,511        4,235       3,919      4,418
  Tractors at end of period........................      3,890        4,478       4,020      4,365
  Trailers at end of period........................      4,257        4,631       4,357      4,615

                                  RISK FACTORS

     Any investment in our common stock involves significant risks. You should carefully consider the following information about such risks, together with all of the other information contained in or incorporated into this prospectus, before buying shares of our common stock.

OUR BUSINESS IS SUBJECT TO GENERAL ECONOMIC AND BUSINESS FACTORS THAT ARE LARGELY OUT OF OUR CONTROL, ANY OF WHICH COULD HAVE A MATERIALLY ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS.

     Our business is dependent upon a number of factors that may have a materially adverse effect on the results of our operations, many of which are beyond our control. These factors include significant increases or rapid fluctuations in fuel prices, excess capacity in the trucking industry, surpluses in the market for used equipment, interest rates, fuel taxes, license and registration fees, insurance premiums, self-insurance levels, and difficulty in attracting and retaining qualified drivers and independent contractors.

     We are also affected by recessionary economic cycles and downturns in customers' business cycles, particularly in market segments and industries, such as retail and manufacturing, where we have a significant concentration of customers. Economic conditions may adversely affect our customers and their ability to pay for our services. It is not possible to predict the medium or long-term effects of the September 11, 2001, terrorist attacks and subsequent events on the economy or on customer confidence in the United States, or the impact, if any, on our future results of operations. Customers encountering adverse economic conditions represent a greater potential for loss, and we may be required to increase our reserve for bad-debt losses. In addition, our results of operations may be affected by seasonal factors. Customers tend to reduce shipments after the winter holiday season, and our operating expenses tend to be higher in the winter months primarily due to colder weather, which causes higher fuel consumption from increased idle time and higher maintenance costs.

WE OPERATE IN A HIGHLY COMPETITIVE AND FRAGMENTED INDUSTRY. NUMEROUS FACTORS COULD IMPAIR OUR ABILITY TO MAINTAIN OUR CURRENT PROFITABILITY AND TO COMPETE WITH OTHER CARRIERS.

     These factors include:

     - We compete with many other truckload carriers of varying sizes and, to a lesser extent, with less-than-truckload carriers and railroads, some of which have more equipment and greater capital resources than we do.

     - Many of our competitors periodically reduce their freight rates to gain business, especially during times of reduced growth rates in the economy, which may limit our ability to maintain or increase freight rates or maintain our profit margins.

     - Many customers reduce the number of carriers they use by selecting so-called "core carriers" as approved transportation service providers, and in some instances we may not be selected.

     - Many customers periodically accept bids from multiple carriers for their shipping needs, and this process may depress freight rates or result in the loss of some business to competitors.

     - The trend toward consolidation in the trucking industry may create other large carriers with greater financial resources and other competitive advantages relating to their size.

     - Advances in technology require increased investments to remain competitive, and our customers may not be willing to accept higher freight rates to cover the cost of these investments.

WE DERIVE A SIGNIFICANT PORTION OF OUR REVENUE FROM A FEW MAJOR CUSTOMERS, THE LOSS OF ONE OR MORE OF WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

     For the fiscal year ended December 31, 2001, our top ten customers, based on revenue, accounted for approximately 42% of our revenue. Our largest customer is Wal-Mart Stores, Inc., which accounted for approximately 14% of our total revenue in 2001. Generally, we do not have long-term contracts with our customers, and we cannot assure you that our current customers will continue to utilize our services or that they will continue at the same levels. A reduction in or termination of our services by one or more of our major customers could have a materially adverse effect on our business and operating results.

WE DEPEND ON THIRD PARTIES IN THE OPERATION OF OUR BUSINESS.

     Our Intermodal business segment utilizes railroads in the performance of its transportation services. These services are provided pursuant to contractual relationships with the railroads. While we have agreements with various Class I railroads, the majority of our business travels on the Burlington Northern Santa Fe Railway and the Norfolk Southern Railroad. The inability to utilize one or more of these railroads could have a material adverse effect on our business and operating results. In addition, a portion of the freight we deliver is imported to the United States through ports of call that are subject to labor union contracts. On July 1, 2002, the contract between the International Longshoremen Union and the Pacific Maritime Association will expire. If these third parties become involved in an extended labor action, the amount of freight available for shipment could be reduced, which could have a material adverse effect on our business.

DIFFICULTY IN ATTRACTING DRIVERS COULD AFFECT OUR PROFITABILITY AND ABILITY TO GROW.

     Periodically, the trucking industry experiences substantial difficulty in attracting and retaining qualified drivers, including independent contractors. If we are unable to continue to attract drivers and contract with independent contractors, we could be required to adjust our driver compensation package or let trucks sit idle, which could adversely affect our growth and profitability.

ONGOING INSURANCE AND CLAIMS EXPENSES COULD SIGNIFICANTLY REDUCE OUR EARNINGS.

     Our future insurance and claims expenses might exceed historical levels, which could reduce our earnings. We currently self-insure for a portion of our claims exposure resulting from cargo loss, personal injury, property damage, worker's compensation, and health claims for amounts up to the first $2 million of each claim. If the number or severity of claims for which we are self-insured increases, our operating results could be adversely affected. Also, we maintain insurance above the amounts for which we self-insure with licensed insurance companies. Insurance carriers have recently raised premiums for most trucking companies. As a result, our insurance and claims expenses could increase when our current coverage expires in July, 2002, or we could be required to raise our self-insured retention. If these expenses increase, and we are unable to offset the increase with higher freight rates, our earnings could be materially and adversely affected.

WE MAY BE SUBJECT TO LIABILITY AS A RESULT OF A SALE-LEASEBACK AND RELATED TRANSACTIONS.

     Federal, state and local taxes comprise a significant part of our expenses and, as such, we actively manage these expenses when executing our business strategy. Recently, the Internal Revenue Service (IRS) has deemed certain types of transactions to be tax aggressive and has begun to scrutinize them to determine whether they were entered into solely for tax avoidance purposes. Specifically, in 1999 we entered into a series of transactions effecting a sale and leaseback of a portion of our Intermodal container and chassis fleet for a sale price of approximately $175 million. These transactions used a structure that the IRS has recently indicated it intends to examine. We have voluntarily disclosed these transactions to the IRS. If the IRS challenges our transactions, we intend to vigorously defend them. However, if the IRS successfully challenges these transactions, and is successful in disallowing some or all of the tax benefits that we realized, these actions could have a material adverse effect on our financial condition and operating results. In particular, we could be required to make significant payments, including taxes and interest. We could also be subject to a higher corporate tax rate for future fiscal years. See notes 4 and 8 to our consolidated financial statements included in our annual report on Form 10-K for the fiscal year ended December 31, 2001.

EMPLOYMENT-RELATED CLAIMS BROUGHT AGAINST US COULD CAUSE US TO INCUR SUBSTANTIAL COSTS OR DAMAGES.

     From time to time, legal actions alleging employment discrimination and other employment-related claims are filed against us. In 1997, the Equal Employment Opportunity Commission (EEOC) commenced an action against us in federal District Court alleging that we had violated the Americans With Disabilities Act by refusing to hire as truck drivers certain individuals who were taking certain medications. The EEOC sought injunctive relief and damages for a group of 540 individuals. The District Court dismissed the EEOC's complaint on our motion for summary judgment. The EEOC has appealed this decision to the federal Court of Appeals, and a ruling is expected sometime this year. We continue to vigorously contest this legal action. However, if the Court of Appeals rules against us, we could be subject to a trial in the District Court. In addition, in a separate action filed in Michigan in November 2001 by a group of eight former employees, the plaintiffs allege that we violated the Elliott-Larsen Civil Rights Act of Michigan. To date, we have only been served with a complaint to which we have filed an answer. We intend to vigorously defend the action. A future trial in either of these actions could cause us to incur substantial costs in defending ourselves, and a judgment against us in such a trial could have a material adverse effect on our financial condition and operating results.

IF WE ARE UNABLE TO RETAIN OUR KEY EMPLOYEES, OUR BUSINESS, FINANCIAL CONDITION, AND RESULTS OF OPERATIONS COULD BE HARMED.

     We are highly dependent upon the services of the following key employees:
Wayne Garrison, Chairman of the Board; Kirk Thompson, President and Chief Executive Officer; Paul Bergant, Executive Vice President, Marketing and Chief Marketing Officer; Bob Ralston, Executive Vice President, Equipment and Properties; Jerry Walton, Executive Vice President, Finance and Administration and Chief Financial Officer; Craig Harper, Executive Vice President, Operations and Chief Operations Officer; John N. Roberts, III, President, Dedicated Contract Services and Executive Vice President, Enterprise Solutions; Kay Palmer, Chief Information Officer; and Donald G. Cope, Senior Vice President/Controller and Chief Accounting Officer. We do not have employment agreements with any of these persons. The loss of any of their services could have a materially adverse effect on our operations and future profitability. We must continue to develop and retain a core group of managers if we are to realize our goal of expanding our operations and continuing our growth. We cannot assure you that we will be able to do so.

OUR SENIOR CHAIRMAN AND HIS WIFE WILL CONTINUE TO CONTROL A LARGE PORTION OF OUR OUTSTANDING COMMON STOCK AFTER THIS OFFERING.

     J.B. Hunt and his wife beneficially own 32.8% of our common stock before this offering and will beneficially own 23.0% of our common stock (or 22.6% if the over-allotment option is exercised) after the completion of this offering. As significant stockholders, Mr. and Mrs. Hunt may be able to influence decisions requiring stockholder approval, including election of our board of directors, the adoption or extension of anti-takeover provisions, mergers, and other business combinations, through the vote of their shares. Although Mr. Hunt serves as Senior Chairman of the Board of Directors, he is not currently involved in the management of our day-to-day operations.

OUR GROWTH AND PROFITABILITY MAY NOT RETURN TO HISTORICAL RATES, WHICH COULD ADVERSELY AFFECT OUR STOCK PRICE.

     We have experienced significant growth in revenue and net income since our initial public offering in 1983. Over the past several years, however, our growth rate of revenue and net income slowed. There can be no assurance that our growth rate will return to historical levels or that we can effectively adapt our management, administrative, and operational systems to respond to any future growth. We can provide no assurance that our operating margins will not be adversely affected by future changes in and expansion of our business or by changes in economic conditions. Slower or less profitable growth could adversely affect our stock price.

WE HAVE SIGNIFICANT ONGOING CAPITAL REQUIREMENTS THAT COULD AFFECT OUR PROFITABILITY IF WE ARE UNABLE TO GENERATE SUFFICIENT CASH FROM OPERATIONS.

     The truckload industry is capital intensive. If we are unable to generate sufficient cash from operations in the future, we may have to limit our growth, enter into additional financing arrangements, or operate our revenue equipment for longer periods, any of which could have a materially adverse effect on our profitability.

INCREASED PRICES FOR NEW REVENUE EQUIPMENT AND DECREASES IN THE VALUE OF USED REVENUE EQUIPMENT MAY ADVERSELY AFFECT OUR EARNINGS AND CASH FLOWS.

     In the past, we have acquired new tractors and trailers at favorable prices and traded or disposed of them at prices higher than current market values. There is currently a large supply of used tractors and trailers on the market, which has depressed the market value of used equipment to levels below the values we historically received. In addition, some manufacturers have communicated their intention to raise the prices of new equipment, and new emissions control regulations, which become effective in October 2002, could also result in higher equipment prices. If any or all of these events occur, we may increase our depreciation expense or recognize less gain (or a loss) on the disposition of our tractors and trailers, which would adversely affect our earnings and cash flows. We currently have certain fixed residual or trade-in arrangements with a key equipment supplier concerning a portion of our fleet. If this supplier is unable to meet its financial obligations under these arrangements, we may suffer a financial loss upon the disposition of some of our equipment.

OUR STOCK PRICE IS VOLATILE, WHICH COULD CAUSE YOU TO LOSE A SIGNIFICANT PORTION OF YOUR INVESTMENT.

     The market price of our common stock could be subject to significant fluctuations in response to certain factors, such as variations in our anticipated or actual results of operations, the operating results of other companies in the transportation industry, changes in conditions affecting the economy generally, including incidents of terrorism, analysts reports, general trends in the industry, sales of common stock by insiders, as well as other factors unrelated to our results of operations.

OUR OPERATIONS ARE SUBJECT TO VARIOUS ENVIRONMENTAL LAWS AND REGULATIONS, THE VIOLATION OF WHICH COULD RESULT IN SUBSTANTIAL FINES OR PENALTIES.

     We are subject to various environmental laws and regulations dealing with the handling of hazardous materials, underground fuel storage tanks, and discharge and retention of storm water. We operate in industrial areas, where truck terminals and other industrial activities are located, and where groundwater or other forms of environmental contamination have occurred. Our operations involve the risks of fuel spillage or seepage, environmental damage, and hazardous waste disposal, among others. We also maintain bulk fuel storage and fuel islands at several of our facilities. If we are involved in a spill or other accident involving hazardous substances, or if we are found to be in violation of applicable laws or regulations, it could have a materially adverse effect on our business and operating results. If we should fail to comply with applicable environmental regulations, we could be subject to substantial fines or penalties and to civil and criminal liability.

WE OPERATE IN A HIGHLY REGULATED INDUSTRY AND INCREASED DIRECT AND INDIRECT COSTS OF COMPLIANCE WITH, OR LIABILITY FOR VIOLATION OF, EXISTING OR FUTURE REGULATIONS COULD HAVE A MATERIALLY ADVERSE EFFECT ON OUR BUSINESS.

     The U.S. Department of Transportation and various state agencies exercise broad powers over our business, generally governing matters including authorization to engage in motor carrier service, equipment operation, safety, and financial reporting. We may also become subject to new or more restrictive regulations relating to fuel emissions, drivers' service hours, and ergonomics. For example, new emissions control regulations become effective in October 2002. The new regulations decrease the amount of emissions which can be released by truck engines and affect tractors produced after the effective date of the regulations. Compliance with such regulations could substantially impair equipment productivity and increase our operating expenses.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     We make statements in this prospectus and in the documents we incorporate by reference that reflect our current expectations regarding our future results of operations, performance, and achievements. These "forward-looking" statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. We have tried to identify these statements by using words such as "may," "believe," "expect," "continue," "intend," "anticipate," "estimate," or other similar words. These statements reflect our current beliefs and are based on information currently available to us. Accordingly, these statements are subject to risks and uncertainties which could cause our actual results, performance, or achievements to differ materially from those expressed in, or implied by, these statements. Such risks and uncertainties include the following:

     - General economic and business conditions;

     - Competition, including lower freight rates;

     - Ability to attract and retain qualified drivers;

     - Loss of one or more major customers;

     - Interference with or termination of our relationships with certain railroads;

     - Insurance claims and expenses;

     - Retention of key employees;

     - Sustained growth in profitability;

     - Ongoing capital requirements;

     - Increased costs for new revenue equipment or decreases in the value of used equipment;

     - Compliance with environmental laws and regulations; and

     - Increased government regulation.

                                USE OF PROCEEDS

     We estimate that our net proceeds from the offering, after deducting the underwriting discounts, commissions, and other estimated offering expenses payable by us, will be approximately $50.3 million (assuming a public offering price of $26.59). We expect to use these net proceeds to repay borrowings under our revolving credit facility and for future capital expenditures. As of March 31, 2002, borrowings under our revolving credit facility bear interest at a rate of 4.75%.

     We will not receive any proceeds from the sale of our common stock by the selling stockholder.

                                DIVIDEND POLICY

     On January 21, 2000, the Board of Directors declared a regular quarterly dividend of $0.05 per share, paid on February 17, 2000 to shareholders of record on February 3, 2000. On February 16, 2000, the Board of Directors announced a decision to discontinue its policy of paying quarterly cash dividends. No dividends have been paid since February 2000. The current policy of our board of directors is to retain earnings to finance our operations.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of March 31, 2002, (i) on an actual basis, and (ii) on an adjusted basis, giving effect to our sale of 2,000,000 shares of common stock in this offering at an assumed public offering price of $26.59 per share and the application of the estimated net proceeds as set forth in "Use of Proceeds."

                                                                   MARCH 31, 2002
                                                              -------------------------
                                                                ACTUAL      AS ADJUSTED
                                                              -----------   -----------
                                                                     (UNAUDITED)
                                                                   (IN THOUSANDS)
Cash and cash equivalents...................................   $ 12,404      $ 39,739
                                                               ========      ========
Current portion of long-term debt and capital lease
  obligations...............................................     61,884        38,884
Long-term debt and capital lease obligations, excluding
  current maturities........................................    346,457       346,457
Stockholders' equity:
  Preferred Stock, par value $100; 10,000,000 shares
     authorized; no shares issued and outstanding...........         --            --
  Common Stock, par value $.01; 100,000,000 shares
     authorized; 36,336,471 shares issued and outstanding,
     actual; 38,336,471 shares issued and outstanding, as
     adjusted...............................................        390           410
  Additional paid-in capital................................    117,289       167,604
  Retained earnings.........................................    412,841       412,841
  Treasury stock, at cost (2,644,813 shares)................    (58,027)      (58,027)
                                                               --------      --------
     Total stockholders' equity.............................    472,493       522,828
                                                               --------      --------
     Total capitalization...................................   $880,834      $908,169
                                                               ========      ========

                                    BUSINESS

GENERAL

     We are one of the largest full-load transportation logistics companies in North America. Through three distinct, yet complementary, business segments, we provide a wide range of tailored solutions to a diverse group of customers, including a growing list of Fortune 500 companies. Our three business segments are: Truck, the movement of freight by dry van truckload; Intermodal, the movement of freight by container or trailer using two or more modes of transportation; and Dedicated Contract Services (DCS), the design, development, and execution of supply chain solutions for customers. Our ability to offer all three services constitutes a competitive advantage versus smaller or more limited trucking companies and provides significant cross-selling opportunities with large shippers that seek to use a small number of core carriers. In 2001, all of our ten largest customers utilized at least two of our three service offerings, and nine of them used all three. For the fiscal year ended December 31, 2001, our revenues totaled $2.1 billion of which $829 million or 39% was attributed to our Truck business segment, $740 million or 35% to our Intermodal business segment, and $549 million or 26% to our DCS business segment.

     In recent years, we have re-established a primary focus on improving the profitability of our core business segments. Before our margins could be improved, we had to restructure our largest business segment, eliminate several non-strategic businesses, and make other fundamental changes to our equipment fleet and organization. In order to implement these changes, we undertook a number of initiatives which are summarized below. The benefits of these initiatives are beginning to become apparent in our operating results.

     - Focus on our core businesses.  In order to focus on our core businesses
       (i) we separated our Truck and Intermodal businesses into two distinct segments to better manage the profitability of each segment; (ii) we sold or discontinued seven non-core businesses; and (iii) we contributed our logistics operation in exchange for a 27% ownership interest in Transplace, Inc., a venture that combined our logistics business with the logistics businesses of four other publicly-traded trucking companies.

     - Improve and standardize our equipment fleet. We improved and standardized our equipment fleet, which we believe enhances our ability to attract experienced drivers, provides better service options for our customers, increases our operating flexibility, lowers our maintenance expenses, and results in longer equipment service lives. Primarily in response to over-the-road driver preference, we replaced our Truck segment tractor fleet of approximately 5,500 cab-over tractors with conventional tractors, which we completed in March 2002. In order to separate our Truck and Intermodal businesses, we created a separate fleet of 53-foot Wabash DuraPlate Air-Ride trailers for exclusive use in our Truck segment and discontinued the dual-use of containers in our Truck and Intermodal segments. In our Intermodal segment, we are completing the replacement of our 48-foot containers with 53-foot containers, which we believe will result in increased operating efficiency and revenue benefits.

     - Stabilize our driver pool. We stabilized our driver pool by changing from cab-over to conventional tractors, eliminating slip-seating, and separating our Truck and Intermodal segments. This allows us to attract experienced drivers and currently avoid the common industry practice of using student drivers.

     - Implement our yield management program. Our focus on core businesses, the improvement and standardization of our equipment fleet, and the stabilization of our driver pool have enabled us to intensify our focus on the profitability of individual lanes and loads. Eliminating unprofitable lanes and loads has been a high priority for us over the last twelve months, and we have developed proprietary yield management technologies to assist in this process. We believe there are significant opportunities to improve our margins, particularly in our Truck and DCS segments.

     As a result of these and other initiatives, we improved our operating ratio for the first quarter of 2002 compared to the first quarter of 2001 and for the fiscal year 2001 compared to the fiscal year 2000 by 1.0% and 0.5%, respectively.

BUSINESS SEGMENTS

     Our three business segments are as follows:

     Truck Segment. Our Truck segment provides dry van truckload service to major shippers throughout the United States and parts of Canada and, through interline agreements for trailers, into and out of Mexico. We operate one of the largest tractor and trailer fleets in North America, with 5,946 tractors and 20,786 trailers with an average company-owned tractor age of 1.4 years and an average trailer age of 1.4 years, respectively. We derived $829 million or 39% of our total operating revenues from this business segment in 2001, but only $9 million or 13% of operating income. Significant operating leverage is embedded in our Truck segment, and we believe the potential for substantial improvement in overall company earnings exists through the continued improvement of margins in this segment. We are committed to improving the margins of our Truck segment to approach the industry-leading margins of other truckload carriers in our industry.

     Intermodal Segment. Our Intermodal segment provides container-on-flatcar intermodal service to major shippers throughout the United States, Canada, and Mexico under arrangements with various Class I railroads in North America. We differentiate ourselves from other intermodal providers through our premium service network, as well as our ability to provide door-to-door service on company-owned or controlled assets. We provide our customers with billing, collecting, load tracking, load tracing, pick-up, and delivery services. We also coordinate, track, and trace the line-haul portion of the freight movement with the railroads. The majority of our Intermodal freight travels on the Burlington Northern Santa Fe Railway and the Norfolk Southern Railroad, where we receive priority space on trains and preferential loading and unloading at rail facilities. The Intermodal segment represented $740 million or 35% of our total operating revenues and $42 million or 58% of operating income for 2001.

     DCS Segment. Our DCS segment utilizes advanced systems and technologies to provide custom-engineered solutions that support private fleet conversion, dedicated fleet creation, and private fleet capacity augmentation. DCS services generally involve providing a customer with a fleet of trucks and drivers as well as dispatch, routing, scheduling, fleet sizing, maintenance, and other technical support services. Our DCS operations involve dry van, flatbed, temperature-controlled, and other specialized trucking services. Our on-time service record is excellent, and we focus on reducing customer costs by utilizing backhaul freight to reposition equipment and reduce empty miles. Our DCS operations share resources with our Truck and Intermodal segments, including terminals, maintenance shops, bulk fuel locations, and trailer/container pools. In 2001, DCS represented $549 million or 26% of our total operating revenue and $17 million or 24% of our operating income.

OPERATING STRATEGY

     We seek to add value to each customer's supply chain by providing superior service at competitive rates while reducing our customers' costs through network density, modal conversion and dedicated fleets. By implementing our operating strategy, we believe that we can add value to customers and increase our profits and returns to shareholders. The key elements of our operating strategy are:

     - Focus on yield management. In each business segment we have implemented a yield management driven decision-making process that directs us to deploy our assets where we believe they can generate optimal profitability. We seek to increase the utilization of our existing fleet and do not plan to add any incremental equipment to our fleet in the near term. In our Truck segment, we continually seek to replace less profitable freight with more profitable lanes and loads. This involves an increased focus on service-sensitive customers in short-to-medium haul traffic lanes where margins are higher and seasonal demand fluctuations are less volatile. We seek additional freight density in our Intermodal lanes where we believe our service is superior to our competitors' and where our margins are attractive. We intend to continue to grow our DCS business with customers in selected industries that we believe have freight characteristics that provide an acceptable level of profitability.

     - Offer diversified, complementary services. Our ability to offer truckload, intermodal, and dedicated contract services provides added value to our customers and allows us to cross-sell additional services to customers of each segment. We are one of three major truckload companies to offer all of these services. In 2001, all of our ten largest customers utilized at least two of our three service offerings, and nine of them used all three. We believe that our ability to bundle and cross-sell our services provides significant revenue enhancement opportunities with large customers that seek to use a limited number of core carriers.

     - Leverage our broad geographic scope and high network density. The large scale and broad geographic scope of our operations provide us with competitive advantages versus smaller or more limited trucking companies. Although a large number of carriers may compete with us on a regional basis, only a limited number of carriers can compete in all of our geographic markets. Our customers include a growing list of Fortune 500 companies, which demand consistent capacity, reliable service, and competitive prices across multiple geographic markets. We believe that the large scale and scope of our operations allow us to meet our customers' requirements better than smaller or more limited truckload carriers. In addition, our large scale produces a density of freight in a variety of geographic regions, which enhances our asset utilization by turning equipment quickly and reducing empty miles between loads.

     - Provide safe, superior service. In 2001, we delivered outstanding service to our customers in each of our business segments. Our on-time service for the year was 97% for our Truck segment, 93% for our Intermodal segment, and over 99% for our DCS segment. Our current intermodal freight mix and railroad partnerships are producing the best service levels in the history of our Intermodal segment, and we believe that the service levels in all of our business segments are difficult for competitors to match. We emphasize safety in all aspects of our operation and will continue to strive to be one of the safest carriers in the nation. We ranked second in terms of safety in a recent DOT peer group comparison including 22 of our largest competitors. During the last five years, we have lowered our injuries per 100 drivers by 50% in the Truck and Intermodal segments and 43% in the DCS segment.

     - Utilize leading edge systems and technology. We believe we have the most advanced technological systems in the trucking industry, and we use our systems to provide custom-engineered solutions to customers. Our systems enable us to better manage our assets, improve profitability, and enhance customer service. For example, our proprietary technology provides a comprehensive view of all loads and price quotes, on a region by region basis, within our freight network. With this information, we can better match high margin loads with available capacity to increase profitability. In addition, we have significantly enhanced customer service by integrating web-based, phone, and EDI interfaces into a convenient, highly functional, on-line call center system. Our customers can use this system to track existing loads, price and book new loads, and receive billing information.

INDUSTRY

     According to the American Trucking Association (ATA), the U.S. market for truck-based transportation services generated total revenues of approximately $610 billion in 2001 and is projected to grow in line with the overall U.S. economy. Our Truck, Intermodal, and DCS businesses all operate in the highly fragmented for-hire truckload segment of this market, which the ATA estimates generated revenues of approximately $274 billion in 2001. Our DCS business also competes for the private fleet portion of the overall trucking market (also estimated by the ATA at approximately $274 billion in revenues in 2001), by seeking to convince private fleet operators to outsource or supplement their private fleets. Measured by annual revenue, the ten largest dry van truckload carriers accounted for approximately $12 billion or 4% of annual for-hire truckload revenue in 2001.

     We believe that the cost and complexity of operating truck fleets is increasing and that economic and competitive pressures are likely to force many smaller competitors and private fleets to consolidate or exit the industry. As a result, we believe that larger, better capitalized companies, like us, will have greater opportunities to increase profit margins and gain market share. In the market for dedicated contract services, we believe that truckload carriers, like us, have a competitive advantage over truck lessors, who are the other major participants in the market, because we can offer lower prices by utilizing back-haul freight within our network that traditional lessors do not have. In the intermodal market, we believe that our ability to offer coordinated door-to-door intermodal service on Company-owned and controlled assets provides us with competitive advantages versus other trucking companies, particularly when we compete to serve large customers in the retail sector.

CUSTOMERS AND MARKETING

     We target service-sensitive customers rather than those that use price as their primary consideration. In addition, we seek customers whose transportation requirements would involve more than one of our service offerings. We are particularly successful at analyzing large transportation networks and developing custom-engineered solutions for our customers. We generally market our services through a nationwide marketing network that involves segment-specific, as well as corporate-level, sales staff.

     Our customers include many Fortune 500 companies and generally have large and complex shipping needs. During 2001, our top 25 customers, based on revenue, accounted for approximately 59% of our revenue, our top ten customers accounted for approximately 42% of our revenue, and our top five customers accounted for approximately 31% of our revenue. Our largest customer in 2001 was Wal-Mart Stores, Inc., which accounted for approximately 14% of our total revenue.

REVENUE EQUIPMENT

     We operate standardized equipment fleets in each of our business segments, which we believe enhances our ability to attract experienced drivers, provides better service options for our customers, increases our operating flexibility, lowers our maintenance expenses, and results in longer equipment service lives. We adhere to a comprehensive maintenance program seeking to minimize downtime and maximize resale value. We perform routine servicing and maintenance of our equipment at most of our regional terminal facilities, thus avoiding costly on-road repairs and out-of-route trips.

     We generally operate newer revenue equipment in our Truck segment, where equipment utilization is the highest of our three business segments. Our Intermodal segment utilizes specially designed high-cube containers which can be separated from chassis and double-stacked on rail cars. The Intermodal segment began receiving new containers and reconditioned chassis in late 2001 and plans to receive approximately 6,000 new containers during 2002. The composition of our DCS fleet varies with specific customer requirements and currently includes dry vans, flatbeds, and temperature-controlled units.

     The following tables summarize by business segment the type and age of revenue equipment owned or leased by us as of December 31, 2001.

TRUCK:

                                                                 TRAILERS
                                                         ------------------------
MODEL YEAR                                 TRACTORS(1)   48FEET   53FEET   TOTAL
----------                                 -----------   ------   ------   ------
2002.....................................       866         --     6,338    6,338
2001.....................................     2,325         --     9,419    9,419
2000.....................................     1,793         --     2,645    2,645
1999.....................................        26          1     2,018    2,019
1998.....................................       367         --       435      435
1997 and prior...........................         5         26        66       92
                                              -----      -----    ------   ------
     Total...............................     5,382         27    20,921   20,948
                                              =====      =====    ======   ======
Average age (years)......................       1.4                           1.4
                                              =====                        ======

---------------

(1) Excludes 337 independent contractors.

INTERMODAL:

                                                               CONTAINERS
                                                        ------------------------
MODEL YEAR                                   TRACTORS   48FEET   53FEET   TOTAL
----------                                   --------   ------   ------   ------
2002.......................................       6        --       513      513
2001.......................................      23        --        --       --
2000.......................................     183        --        --       --
1999.......................................     218        --         2        2
1998.......................................     308        --     3,656    3,656
1997 and prior.............................     172     4,804     9,736   14,540
                                              -----     -----    ------   ------
     Total.................................     910     4,804    13,907   18,711
                                              =====     =====    ======   ======
Average age (years)........................     3.7                          6.5
                                              =====                       ======

DCS:

                                                               TRAILERS
                                                    -------------------------------
MODEL YEAR                               TRACTORS   48FEET   53FEET   OTHER   TOTAL
----------                               --------   ------   ------   -----   -----
2002...................................     282        57      337      --      394
2001...................................     576        86      494      --      580
2000...................................   1,273        29      370       5      404
1999...................................   1,254       510      822       7    1,339
1998...................................     820       171       92      11      274
1997 and prior.........................     273       784      372     484    1,640
                                          -----     -----    -----     ---    -----
     Total.............................   4,478     1,637    2,487     507    4,631
                                          =====     =====    =====     ===    =====
Average age (years)....................     2.8                                 3.6
                                          =====                               =====

                                   MANAGEMENT

     Our executive management team is set forth in the table below.

                                                                                  WITH COMPANY
NAME                                        AGE       POSITION WITH COMPANY           SINCE
----                                        ---       ---------------------       -------------
Wayne Garrison............................  49    Chairman of the Board;              1976
                                                  Director
Kirk Thompson.............................  48    President and Chief Executive       1973
                                                  Officer; Director
Jerry W. Walton...........................  55    Executive Vice President,           1991
                                                  Finance and Administration
                                                  and Chief Financial Officer
Paul R. Bergant...........................  55    Executive Vice President,           1978
                                                  Marketing and Chief Marketing
                                                  Officer
Craig Harper..............................  44    Executive Vice President,           1992
                                                  Operations and Chief
                                                  Operations Officer
John N. Roberts, III......................  37    President, Dedicated Contract       1989
                                                  Services and Executive Vice
                                                  President, Enterprise
                                                  Solutions
Kay J. Palmer.............................  38    Chief Information Officer           1988
Donald G. Cope............................  52    Senior Vice President,              1991
                                                  Controller and Chief
                                                  Accounting Officer
Bob D. Ralston............................  55    Executive Vice President,           1978
                                                  Equipment and Properties
Terrence D. Matthews......................  43    Senior Vice President, Sales        1986
                                                  and National Accounts
David G. Mee..............................  42    Senior Vice President, Tax          1992
                                                  and Risk Management
David N. Chelette.........................  38    Vice President and Treasurer        1993

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth, as of March 31, 2002, certain information concerning shares of our common stock beneficially owned by:

     - each of our executive officers and directors;

     - all of our executive officers and directors as a group;

     - each stockholder known by us to be the beneficial owner of more than 5% of our outstanding common stock; and

     - the selling stockholder.

     The percentages shown are based upon 36,336,471 shares of common stock outstanding before this offering, 38,336,471 shares of common stock outstanding after this offering, and the sale by the selling stockholder of 3,100,000 shares. A person is deemed to have "beneficial ownership" of any security that he or she has a right to acquire within 60 days after such date. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table have sole voting and investment power for all shares of common stock shown as beneficially owned by them. Information about the selling stockholder has been provided to us by the selling stockholder.

                                       SHARES BENEFICIALLY OWNED                SHARES TO BE BENEFICIALLY
                                         PRIOR TO THE OFFERING                  OWNED AFTER THE OFFERING
                                       -------------------------     SHARES     -------------------------
NAME                                     NUMBER      PERCENTAGE    BEING SOLD     NUMBER      PERCENTAGE
----                                   -----------   -----------   ----------   -----------   -----------
EXECUTIVE OFFICERS, KEY EMPLOYEES,
  AND DIRECTORS:
  Wayne Garrison(1)..................   2,008,595        5.5%             --     2,008,595        5.2%
  Kirk Thompson(2)...................     182,767          *              --       182,767          *
  Jerry W. Walton(3).................     161,815          *              --       161,815          *
  Paul R. Bergant(4).................     231,972          *              --       231,972          *
  Craig Harper(5)....................      43,923          *              --        43,923          *
  John N. Roberts, III(6)............      34,274          *              --        34,274          *
  Kay J. Palmer(7)...................      15,844          *              --        15,844          *
  Donald G. Cope(8)..................      27,865          *              --        27,865          *
  Bob D. Ralston(9)..................      66,009          *              --        66,009          *
  Terrence D. Matthews(10)...........      41,835          *              --        41,835          *
  David G. Mee(11)...................      20,956          *              --        20,956          *
  David N. Chelette(12)..............       6,253          *              --         6,253          *
  J.B. Hunt(13)......................  11,926,516       32.8       3,100,000     8,826,516       23.0
  Johnelle D. Hunt(13)...............  11,926,516       32.8       3,100,000     8,826,516       23.0
  John A. Cooper, Jr. ...............      12,734          *              --        12,734          *
  Gene George(14)....................     627,291        1.7              --       617,291        1.6
  Thomas L. Hardeman.................       6,234          *              --         6,234          *
  Bryan Hunt(15).....................      19,918          *              --        19,918          *
  Leland E. Tollett..................       1,142          *              --         1,142          *
  John A. White......................       5,376          *              --         5,376          *
All executive officers, key
  employees, and directors as a group
  (20 persons).......................  15,441,319       42.5       3,100,000    12,341,319       31.9
OTHER PRINCIPAL STOCKHOLDERS:
  Dimensional Fund Advisors(16)......   2,338,100        6.4              --     2,338,100        6.1
  1299 Ocean Avenue, 11th Floor
  Santa Monica, California 90401

---------------

  *  Less than one percent (1%).

 (1) Includes 3,000 shares owned by Mr. Garrison's immediate family and 26,000 shares subject to options which are currently exercisable.

 (2) Includes 45,968 shares subject to options which become exercisable on June 1, 2002.

 (3) Includes 33,149 shares held in trusts in which Mr. Walton is designated as the trustee, for which he disclaims beneficial ownership, 17,200 shares subject to options which are currently exercisable and 44,800 shares subject to options which become exercisable June 1, 2002.

 (4) Includes 46,860 shares subject to options which are currently exercisable and 28,935 shares subject to options which become exercisable June 1, 2002.

 (5) Includes 9,000 shares subject to options which are currently exercisable and 15,971 shares subject to options which become exercisable June 1, 2002.

 (6) Includes 17,857 subject to options which become exercisable June 1, 2002.

 (7) Includes 5,358 shares subject to options which are currently exercisable and 8,028 shares subject to options which become exercisable June 1, 2002.

 (8) Includes 13,908 shares subject to options which are currently exercisable and 6,478 shares subject to options which become exercisable June 1, 2002.

 (9) Includes 30,650 shares subject to options which are currently exercisable and 12,050 shares subject to options which become exercisable June 1, 2002.

(10) Includes 9,000 shares subject to options which are currently exercisable and 8,057 shares subject to options which become exercisable June 1, 2002.

(11) Includes 3,000 shares subject to options which are currently exercisable and 10,343 shares subject to options which become exercisable June 1, 2002.

(12) Includes 2,250 shares subject to options which are currently exercisable and 2,650 shares subject to options which become exercisable June 1, 2002.

(13) Includes 8,423,264 shares owned by J.B. Hunt LLC, in which Mr. & Mrs. Hunt are co-managers, 3,359,942 shares owned by Johnelle D. Hunt LLC in which Mr. & Mrs. Hunt are also co-managers, 140,199 shares owned directly by Mr. Hunt, and 3,111 shares owned directly by Mrs. Hunt. Johnelle D. Hunt LLC is selling 3,100,000 shares in this offering.

(14) Includes an indirect 25% beneficial ownership through a family limited partnership that owns 730,989 shares which equals 182,747 shares and the ownership of 444,544 shares in another family limited partnership. Mr. George disclaims the beneficial ownership of the 182,747 shares described above and listing such shares shall not be construed as an admission that Mr. George is the owner of such shares for purposes of Section 13(d) of the Securities Exchange Act.

(15) Includes 4,800 shares subject to options which are currently exercisable and 1,600 shares subject to options which become shares exercisable June 1, 2002.

(16) Represents information reported to us on February 2, 2002.

STOCK OWNERSHIP POLICY

     In an effort to motivate our key employees and align their interests with those of our stockholders, we have implemented certain guidelines for stock ownership. We expect our executive officers and other management employees to meet such guidelines within five years. The guidelines set forth a number of shares of common stock that we expect our employees to beneficially own, based upon each employee's base salary. The guidelines are as follows:

POSITION                                                       MULTIPLE OF BASE SALARY
--------                                                       -----------------------
Chief Executive Officer.....................................            5 times
Executive Vice Presidents...................................            3 times
Group Presidents, Senior Vice Presidents and Vice Presidents
  of Operations.............................................          2.5 times
Vice Presidents, Terminal Managers, Regional Operations
  Managers..................................................            2 times

                                  UNDERWRITING

     Subject to the terms and conditions of an underwriting agreement dated
          , 2002, the underwriters named below, through their representatives, Bear, Stearns & Co. Inc., Credit Suisse First Boston Corporation, Deutsche Bank Securities Inc., J.P. Morgan Securities Inc., BB&T Capital Markets, a division of Scott & Stringfellow, Inc., and Stephens Inc., have severally agreed to purchase from us and the selling stockholder the respective number of shares of common stock set forth opposite their names below:

                                                                NUMBER
NAME                                                           OF SHARES
----                                                           ---------
Bear, Stearns & Co. Inc. ...................................
Credit Suisse First Boston Corporation......................
Deutsche Bank Securities Inc. ..............................
J.P. Morgan Securities Inc. ................................
BB&T Capital Markets, a division of Scott & Stringfellow,
  Inc. .....................................................
Stephens Inc. ..............................................
                                                               ---------
  Total.....................................................   5,100,000
                                                               =========

     The underwriting agreement provides that the obligations of the underwriters are several and are subject to approval of certain legal matters by their counsel and various other conditions. The nature of the underwriters' obligations is such that they are committed to purchase all shares of common stock offered hereby if any of the shares are purchased.

     We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to an additional 765,000 shares of our common stock at the public offering price, less the underwriting discounts set forth on the cover page of this prospectus. The underwriters may exercise this option solely to cover over-allotments, if any, in connection with the sale of our common stock. If the underwriters exercise this option, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of our common stock proportionate to the underwriter's initial amount set forth in the table above.

     The following table summarizes the underwriting discounts to be paid by us and the selling stockholder to the underwriters and the expenses payable by us and the selling stockholder for each share of our common stock and in total. This information is presented assuming either no exercise or full exercise of the underwriters' option to purchase additional shares of common stock.

                                                                  AGGREGATE
                                                          PER      WITHOUT     AGGREGATE
                                                         SHARE     OPTION     WITH OPTION
                                                         ------   ---------   -----------
Assumed public offering price..........................
Underwriting discounts payable by us...................
Expenses payable by us.................................
Underwriting discounts payable by the selling
  stockholder..........................................
Expenses payable by the selling stockholder............

     We have been advised that the underwriters propose to offer the shares of our common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a
concession not in excess of           per share. The underwriters may allow, and
such dealers may re-allow, a concession not in excess of           per share to
certain other dealers. The offering of the shares of common stock is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of this offering without notice. The underwriters reserve the right to reject an order for the repurchase of shares, in whole or in part.

     We, along with our directors, officers and the selling stockholders have agreed under lock-up agreements not to, directly or indirectly, offer, sell, or otherwise dispose of any shares of common stock or any securities which may be converted into or exchanged for shares of common stock without the prior written consent of Bear, Stearns & Co, Inc. on behalf of the underwriters for a period of 90 days from the date of this prospectus.

     We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments which the underwriters may be required to make in respect thereof.

     The underwriters may engage in over-allotment, stabilizing transaction, syndicate covering transactions, and penalty bids or purchase for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

     - Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which create a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-alloted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

     - Stabilizing transactions consist of bids to purchase the underlying security in the open market which are subject to a specified maximum.

     - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

     - Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

     These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise, and if commenced, may be discontinued at any time.

     In connection with the offering, the underwriters and selling group members may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934 during the period before the commencement of offers or sales of common stock and extending through the completion of the distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker's bid, that bid must be lowered when specified purchase limits are exceeded.

     The underwriters may, from time to time, engage in transaction with, and perform services for, us in the ordinary course of their business. An affiliate of Deutsche Bank Securities Inc. is serving as a lender to us under a credit facility, and an affiliate of J.P. Morgan Securities, Inc. also serves as a lender to us under the same facility.

     A prospectus in electronic format may be made available on internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

     Other than the prospectus in electronic format, information contained in any other web site maintained by an underwriter or selling group member is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been endorsed by us or the underwriters or any selling group member in its capacity as underwriter or selling group member and should not be relied on by investors in deciding whether to purchase any shares of common stock. The underwriters and selling group members are not responsible for information contained in internet websites that they do not maintain.

                  WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION

     We file annual, quarterly, and current reports, proxy statements, and other documents with the SEC. You may read and copy any document we file at the SEC's public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

     Our common stock is listed on the Nasdaq National Market and similar information can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     We have filed a registration statement under the Securities Act of 1933 with the Commission with respect to the common stock offered by this prospectus. This prospectus is a part of the registration statement. However, it does not contain all of the information contained in the registration statement and its exhibits. You should refer to the registration statement and its exhibits for further information about us and the common stock offered by this prospectus.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate" into this prospectus information we file with it in other documents. This means that we can disclose important information to you by referring you to other documents that contain that information. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We have filed the following documents with the SEC, and they are incorporated by reference into this prospectus:

     - our annual report on Form 10-K for the fiscal year ended December 31, 2001;

     - our quarterly report on Form 10-Q, including exhibits, for the quarter ended March 31, 2002, filed with the Commission on March 10, 2002; and

     - the description of our common stock in our Registration Statement on Form 8-A, filed with the Commission on March 27, 1984, including any amendment or report filed to update such description.

     Please note that all other documents and reports filed under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 following the date of this prospectus and prior to the termination of this offering will be deemed to be incorporated by reference into this prospectus and to be made a part of it from the date of the filing of our reports and documents.

     You may request free copies of filings incorporated herein by reference by writing or telephoning us at the following address:

        J.B. Hunt Transport Services, Inc.
        615 J.B. Hunt Corporate Drive
        Lowell, Arkansas 72745
        Attention: Jerry W. Walton, Chief Financial Officer
        Telephone: 479-820-0000

                                 LEGAL MATTERS

     The legality of the shares of common stock offered by this prospectus will be passed upon for us by Wright, Lindsey & Jennings LLP, Little Rock, Arkansas. Certain legal matters will be passed upon for the underwriters by Kramer Levin Naftalis & Frankel LLP, New York, New York.

                                    EXPERTS

     The consolidated financial statements of J.B. Hunt Transport Services, Inc. and its subsidiaries as of December 31, 2001 and 2000, and for each of the years in the three year period ended December 31, 2001, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

             ------------------------------------------------------
             ------------------------------------------------------

PROSPECTIVE INVESTORS MAY RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. NEITHER J.B. HUNT TRANSPORT SERVICES, INC., THE SELLING STOCKHOLDER, NOR ANY U.S. UNDERWRITER HAS AUTHORIZED ANYONE TO PROVIDE PROSPECTIVE INVESTORS WITH DIFFERENT OR ADDITIONAL INFORMATION. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THESE SECURITIES.

NO ACTION IS BEING TAKEN IN ANY JURISDICTION OUTSIDE THE UNITED STATES TO PERMIT A PUBLIC OFFERING OF THE COMMON STOCK OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS IN ANY SUCH JURISDICTION. PERSONS WHO COME INTO POSSESSION OF THIS PROSPECTUS IN JURISDICTIONS OUTSIDE THE UNITED STATES AND CANADA ARE REQUIRED TO INFORM THEMSELVES ABOUT AND TO OBSERVE THE RESTRICTIONS OF THAT JURISDICTION RELATED TO THIS OFFERING AND THE DISTRIBUTION OF THE PROSPECTUS.

                       ---------------------------------

                               TABLE OF CONTENTS

                       ---------------------------------

                                        PAGE
                                        ----
Prospectus Summary....................     1
Risk Factors..........................     7
Special Note Regarding Forward-Looking
  Statements..........................    12
Use of Proceeds.......................    12
Dividend Policy.......................    12
Capitalization........................    13
Business..............................    14
Management............................    19
Principal and Selling Stockholders....    20
Underwriting..........................    22
Where You Can Obtain Additional
  Information.........................    24
Incorporation of Documents by
  Reference...........................    24
Legal Matters.........................    25
Experts...............................    25

             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------

                              J.B. HUNT TRANSPORT
                                 SERVICES, INC.

                                     (LOGO)
                                5,100,000 SHARES

                                  COMMON STOCK
                            ------------------------

                                   PROSPECTUS

                            ------------------------

                            BEAR, STEARNS & CO. INC.

                           CREDIT SUISSE FIRST BOSTON

                            DEUTSCHE BANK SECURITIES

                                    JPMORGAN

                              BB&T CAPITAL MARKETS

                                 STEPHENS INC.

                                          , 2002

             ------------------------------------------------------
             ------------------------------------------------------

                                    PART II

         ALL CAPITALIZED TERMS USED AND NOT DEFINED IN PART II OF THIS
        REGISTRATION STATEMENT SHALL HAVE THE MEANINGS ASSIGNED TO THEM
      IN THE PROSPECTUS WHICH FORMS A PART OF THIS REGISTRATION STATEMENT

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the expenses to be paid by us in connection with the offering described in this Registration Statement. All of such amounts (except the SEC Registration Fee, NASD Filing Fee and Nasdaq National Market Listing Fee) are estimated. The selling stockholder is paying its pro rata share of the SEC Registration Fee and the NASD Filing Fee based upon the respective numbers of shares being sold in this offering.

SEC Registration Fee........................................   $ 14,310
NASD Filing Fee.............................................     16,054
Nasdaq National Market Listing Fee..........................     20,000
Blue Sky Fees and Expenses..................................      5,000
Accounting Fees and Expenses................................     50,000
Legal Fees and Expenses.....................................    125,000
Printing and Engraving Costs................................     95,000
Miscellaneous...............................................     12,000
                                                               --------
  Total.....................................................   $337,364
                                                               ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Bylaws provide that the Company shall, to the fullest extent permitted by the Arkansas Business Corporation Act of 1987 (the "Corporation Act"), as amended from time to time, indemnify all persons whom it may indemnify pursuant thereto.

     Section 4-27-850 of the Corporation Act permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorney's fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that the directors, officers, employee or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

     Pursuant to Section 4-27-202 of the Corporation Act, the Company's Articles of Incorporation, as amended, provide that the Company's directors will not be personally liable to the Company or its stockholders for monetary damages resulting from breaches of their fiduciary duty as directors except (a) for any breach of the duty of loyalty to the Company or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under section 4-27-833 of the Corporation Act, which makes directors liable for unlawful dividends or unlawful distributions, (d) for transactions from which directors derive improper personal benefit or (e) for any action, omission, transaction, or breach of a director's duty creating any third-party liability to any person or entity other than the corporation or stockholder.

     In accordance with Arkansas law, the Company has entered into indemnification agreements with its executive officers and directors, pursuant to which it will agree to pay certain expenses, including attorneys' fees, judgments, fines and amounts paid in settlement incurred by such directors in connection with certain actions, suits or proceedings. These agreements require directors to repay the amount of any expenses advanced if it shall be determined that they shall not have been entitled to indemnification.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 *1.1     Form of Underwriting Agreement
  4.1     Amended and Restated Articles of Incorporation of J. B. Hunt
          Transport Services, Inc. (incorporated by reference from
          Exhibit 4A to the Company's Registration Statement on Form
          S-8 (File No. 33-40028) filed April 16, 1991)
  4.2     Amended and Restated Bylaws of the Company (incorporated by reference from Exhibit 3C to the Company's Registration
          Statement on Form S-1 (File No. 2-95714) filed February 7,
          1985)
 *5.1     Opinion of Wright, Lindsey & Jennings LLP
 10.1     Form of Senior Indenture for the Company's Medium Term
          Notes, Series A (incorporated by reference from Exhibit 4.1 to the Company's Registration Statement of Form S-3 (File
          No. 33-64950) filed June 24, 1993)
 10.2     Form of Subordinated Indenture for the Company's Medium Term
          Notes, Series B (incorporated by reference from Exhibit 4.2 to the Company's Registration Statement of Form S-3 (File
          No. 33-64950) filed June 24, 1993)
 10.3     Amended and Restated Management Incentive Plan (incorporated by reference from Exhibit 4.1 to Amendment No. 3 to the
          Company's Registration Statement on Form S-8 (File No.
          33-40028), filed on May 9, 2002
 15.1     Awareness letter related to Independent Accountant's Review
          Report
 23.1     Consent of KPMG LLP
 23.2     Consent of Wright, Lindsey & Jennings LLP (included as part of Exhibit 5.1)
 24.1     Powers of Attorney (included as part of signature page)

---------------

* To be filed by Amendment.

ITEM 17.  UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b), if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

        provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lowell, State of Arkansas, on May 10, 2002.

                                          J.B. HUNT TRANSPORT SERVICES, INC.

                                          By        /s/ KIRK THOMPSON
                                            ------------------------------------
                                                       Kirk Thompson
                                               President and Chief Executive
                                                           Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Kirk Thompson and Jerry Walton, and each or either one of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement on Form S-3 and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by or on behalf the following persons in the capacities and on the date indicated.

                    SIGNATURE                                       TITLE                       DATE
                    ---------                                       -----                       ----

             /s/ JOHN A. COOPER, JR.                               Director                 May 10, 2002
 ------------------------------------------------
               John A. Cooper, Jr.


                /s/ WAYNE GARRISON                          Chairman of the Board           May 10, 2002
 ------------------------------------------------
                  Wayne Garrison


                 /s/ GENE GEORGE                                   Director                 May 10, 2002
 ------------------------------------------------
                   Gene George


              /s/ THOMAS L. HARDEMAN                               Director                 May 10, 2002
 ------------------------------------------------
                Thomas L. Hardeman


              /s/ J. BRYAN HUNT, JR.                      Vice Chairman of the Board        May 10, 2002
 ------------------------------------------------
                J. Bryan Hunt, Jr.


                /s/ LELAND TOLLETT                                 Director                 May 10, 2002
 ------------------------------------------------
                  Leland Tollett

                    SIGNATURE                                       TITLE                       DATE
                    ---------                                       -----                       ----


                  /s/ J.B. HUNT                          Senior Chairman of the Board       May 10, 2002
 ------------------------------------------------
                    J.B. Hunt


                /s/ KIRK THOMPSON                       President and Chief Executive       May 10, 2002
 ------------------------------------------------             Officer; Director
                  Kirk Thompson


               /s/ JERRY W. WALTON                    Executive Vice President, Finance     May 10, 2002
 ------------------------------------------------    and Administration, Chief Financial
                 Jerry W. Walton                                   Officer


                /s/ JOHNELLE HUNT                           Secretary of the Board          May 10, 2002
 ------------------------------------------------
                  Johnelle Hunt


                /s/ DONALD G. COPE                    Senior Vice President, Controller,    May 10, 2002
 ------------------------------------------------    Chief Accounting Officer (Principal
                  Donald G. Cope                      Financial and Accounting Officer)


                /s/ JOHN A. WHITE                                  Director                 May 10, 2002
 ------------------------------------------------
                  John A. White

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 *1.1     Form of Underwriting Agreement
  4.1     Amended and Restated Articles of Incorporation of J. B. Hunt
          Transport Services, Inc. (incorporated by reference from
          Exhibit 4A to the Company's Registration Statement on Form
          S-8 (File No. 33-40028) filed April 16, 1991)
  4.2     Amended and Restated Bylaws of the Company (incorporated by reference from Exhibit 3C to the Company's Registration
          Statement on Form S-1 (File No. 2-95714) filed February 7,
          1985)
 *5.1     Opinion of Wright, Lindsey & Jennings LLP
 10.1     Form of Senior Indenture for the Company's Medium Term
          Notes, Series A (incorporated by reference from Exhibit 4.1 to the Company's Registration Statement of Form S-3 (File
          No. 33-64950) filed June 24, 1993)
 10.2     Form of Subordinated Indenture for the Company's Medium Term
          Notes, Series B (incorporated by reference from Exhibit 4.2 to the Company's Registration Statement of Form S-3 (File
          No. 33-64950) filed June 24, 1993)
 10.3     Amended and Restated Management Incentive Plan (incorporated by reference from Exhibit 4.1 to Amendment No. 3 to the
          Company's Registration Statement on Form S-8 (File No.
          33-40028), filed on May 9, 2002
 15.1     Awareness letter related to Independent Accountant's Review
          Report
 23.1     Consent of KPMG LLP
 23.2     Consent of Wright, Lindsey & Jennings LLP (included as part of Exhibit 5.1)
 24.1     Powers of Attorney (included as part of signature page)

---------------

* To be filed by Amendment.